EX-99.d.iii

OSI ETF Trust

Fee Waiver Agreement

THIS AGREEMENT (the “Agreement”) is made by O’Shares Investment Advisers, LLC (the “Adviser”), effective as of the 30th day of October, 2017.

WHEREAS, the Adviser has entered into an investment advisory agreement dated December 12, 2016 (the “Advisory Agreement”) with the OSI ETF Trust (the “Trust”) pursuant to which the Adviser provides investment advisory services to the O’Shares FTSE Russell International Quality Dividend ETF, O’Shares FTSE Russell International Quality Dividend ETF (Currency Hedged), O’Shares FTSE Russell Emerging Markets Quality Dividend ETF and O’Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged) series of the Trust (each a “Fund” and collectively, the “Funds”), for which the Adviser is compensated based on the average daily net assets of the Funds;

WHEREAS, the O’Shares FTSE Russell International Quality Dividend ETF (Currency Hedged) and O’Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged) (each a “Hedged Fund” and collectively, the “Hedged Funds”) intend to invest a substantial portion of their assets in the O’Shares FTSE Russell International Quality Dividend ETF and O’Shares FTSE Russell Emerging Markets Quality Dividend ETF (each an “Underlying Fund” and collectively, the “Underlying Funds”), respectively; and

WHEREAS, the Adviser has determined to waive its management fee with respect to a Hedged Fund in an amount equal to any Acquired Fund Fees and Expenses (“AFFE”) reflected in the Hedged Fund’s then-current Fees and Expenses table in its Prospectus attributable to its investments in its respective Underlying Fund.

NOW, THEREFORE, by execution of this Agreement, intending to be legally bound hereby, the Adviser agrees as follows:

The Adviser hereby agrees to waive its management fee charged to a Hedged Fund to the extent of the amount of any AFFE attributable to the Hedged Fund’s investment in its respective Underlying Fund as reflected in the Hedged Fund’s then-current Fees and Expenses table in its Prospectus, for a period to commence on October 31, 2017 and to continue through October 30, 2018. This undertaking is entered into notwithstanding the terms of the Advisory Agreement, which provide that the Adviser is not responsible for paying AFFE incurred by the Funds.

This Agreement may not be assigned by the Adviser without the prior consent of the Trust. This Agreement shall automatically terminate upon the termination of the Advisory Agreement or, with respect to a Hedged Fund, in the event of merger or liquidation of the Hedged Fund or its respective Underlying Fund. This Agreement may be terminated at any time by the Board of Trustees of the Trust, but may not be terminated by the Adviser during the term of this Agreement.

O’SHARES INVESTMENT ADVISERS, LLC

By:/s/ Louise Anne Poirier
Name and Title: Louise Anne Poirier
CFO/CCO